FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
UNDER the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number 001-15214

TRANSALTA CORPORATION

(Translation of registrant’s name into English)

110 - 12th Avenue S.W., Box 1900, Station “M”, Calgary, Alberta, T2P 2M1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F____ Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

I

The documents listed below in this Section and filed as Exhibits 13.1 and 13.2 to this form 6-K are hereby filed with the Securities and Exchange Commission for the purpose of being and hereby are incorporated by reference into the following registration statements filed by TransAlta Corporation under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	333-72454
S-8	333-101470
F-10	333-200773

4.1	Shareholder Rights Plan Agreement amended and restated as of April 22, 2016 between TransAlta Corporation and CST Trust Company as rights agent.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TransAlta Corporation

By: /s/ Scott Jeffers
Scott Jeffers
Assistant Corporate Secretary

Date: April 25, 2016

EXHIBIT INDEX

4.1	Shareholder Rights Plan Agreement amended and restated as of April 22, 2016 between TransAlta Corporation and CST Trust Company as rights agent.